# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sibanye Stillwater Ltd, CIK 0001786909
CUSIP: 82575P107
Title of class of securities: Ordinary shares of no par value each (including ordinary shares underlying American Depositary Shares)
Address of issuer's principal executive offices: BRIDGEVIEW HSE, BLD 11,CONSTANTIA OFFICE, WELTEVREDEN PARK, United Arab Emirates (C0), 1709
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001172661-26-002053
Filed by CIK 0001732768

## Reporting persons
- Giovanni Agnelli B.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 134,472,644; shared voting power 0; sole dispositive power 134,472,644; shared dispositive power 0; aggregate amount beneficially owned 134,472,644 (4.75% of the class)
  Comment: Including (i) 65,347,648 ordinary shares and (ii) 69,124,996 ordinary shares represented by 17,281,249 American Depositary Shares. This CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"). Each one ADS represents four ordinary shares. No CUSIP has been assigned to the ordinary shares.
- Exor N.V.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Netherlands (P7); sole voting power 134,472,644; shared voting power 0; sole dispositive power 134,472,644; shared dispositive power 0; aggregate amount beneficially owned 134,472,644 (4.75% of the class)
  Comment: Including (i) 65,347,648 ordinary shares and (ii) 69,124,996 ordinary shares represented by 17,281,249 American Depositary Shares. This CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"). Each one ADS represents four ordinary shares. No CUSIP has been assigned to the ordinary shares.dinary shares.
- Lingotto Investment Management (UK) Limited: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 134,472,644; shared voting power 0; sole dispositive power 134,472,644; shared dispositive power 0; aggregate amount beneficially owned 134,472,644 (4.75% of the class)
  Comment: Including (i) 65,347,648 ordinary shares and (ii) 69,124,996 ordinary shares represented by 17,281,249 American Depositary Shares. This CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"). Each one ADS represents four ordinary shares. No CUSIP has been assigned to the ordinary shares.
- Lingotto Investment Management LLP: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 134,472,644; shared voting power 0; sole dispositive power 134,472,644; shared dispositive power 0; aggregate amount beneficially owned 134,472,644 (4.75% of the class)
  Comment: Including (i) 65,347,648 ordinary shares and (ii) 69,124,996 ordinary shares represented by 17,281,249 American Depositary Shares. This CUSIP number applies to the Issuer's American Depositary Shares ("ADSs"). Each one ADS represents four ordinary shares. No CUSIP has been assigned to the ordinary shares.

## Item 1. Issuer
Name of issuer: Sibanye Stillwater Ltd
Address of issuer's principal executive offices: Constantia Office Park, Bridgeview House, Building 11, Ground Floor, Cnr 14th Avenue and Hendrik Potgieter Road Weltevreden Park, 1709 South Africa

## Item 2. Person Filing
Name of person filing:
Giovanni Agnelli B.V.
Exor N.V.
Lingotto Investment Management (UK) Limited
Lingotto Investment Management LLP

Lingotto Investment Management LLP, which acquired the securities being reported on, is 99.7% owned by Lingotto Investment Management (UK) Limited. Lingotto Investment Management (UK) Limited is a wholly owned subsidiary of Exor N.V., which in turn is controlled by Giovanni Agnelli B.V.
Address of principal business office or, if none, residence:
Giovanni Agnelli B.V.
Hildegard von Bingenstraat 38
1081 LH Amsterdam
The Netherlands

Exor N.V.
Hildegard von Bingenstraat 38
1081 LH Amsterdam
The Netherlands

Lingotto Investment Management (UK) Limited
7 Seymour Street
London, W1H 7JW
United Kingdom

Lingotto Investment Management LLP
7 Seymour Street
London, W1H 7JW
United Kingdom
Citizenship:
Giovanni Agnelli B.V. - the Netherlands
Exor N.V. - the Netherlands
Lingotto Investment Management (UK) Limited- United Kingdom
Lingotto Investment Management LLP - United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Percent of class based on 2,830,567,264 ordinary shares outstanding reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on September 1, 2026.

This Amendment No. 4 to Schedule 13G is being filed by Lingotto Investment Management LLP as an amendment to the Schedule 13G previously filed by Exor N.V. (CIK: 0001589122) on December 11, 2023 pursuant to the Joint Filing Agreement filed as Exhibit 99.1 thereto, and as subsequently amended on Feb 14 2024, Nov 13 2024, and May 15 2026.

## Signatures
- Giovanni Agnelli B.V.: /s/ Guido de Boer, Guido de Boer / Authorized Signatory (10/30/2026)
- Exor N.V.: /s/ Guido de Boer, Guido de Boer / Chief Financial Officer (10/30/2026)
- Lingotto Investment Management (UK) Limited: /s/ Enrico Vellano, Enrico Vellano / CEO (10/30/2026)
- Lingotto Investment Management LLP: /s/ Enrico Vellano, Enrico Vellano / CEO (10/30/2026)